FUTURE HEALTHCARE OF AMERICA

5001 BAUM BOULEVARD, SUITE 770

PITTSBURGH, PENNSYLVANIA  15213

December 2, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Attn: John Reynolds, Assistant Director

Re:                   Future Healthcare of America, a Wyoming corporation (the “Company”)

Amendment No. 1 to Registration Statement on Form S-1

Filed November 14, 2013

File No. 333-191622

Dear Mr. Reynolds:

In response to your letter dated November 27, 2013, we have provided our response to your comment as detailed below.

General

1.  We note your response to comment 1 in our letter dated November 4, 2013, and we reissue the comment.  Although we note you have reduced the number of shares you are registering for resale to be one-third of your public float, it remains unclear whether this offering is being conducted as an indirect primary.  To this extent, we note that the Securities Purchase Agreement was closed on September 9, 2013, and the Agreement provides for the registration of 7,628,693 shares for sale by the selling stockholder.  Please provide a more complete analysis under Securities Act Rules C&DI 612.09.  Your analysis should describe how long the selling shareholders have held the shares, the circumstances under which they received them, your relationship with Alpha Capital Anstalt, and whether Alpha Capital Anstalt is in the business of underwriting securities.  Also please address whether the ownership limitations in the warrant and the debenture are waivable by either party.

C&DI 612.09 provides as follows:

612.09 It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 “public float” test for a primary offering, or because Rule 415(a)(1)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer. [Jan. 26, 2009]

As disclosed in its amended registration statement, on September 9, 2013, pursuant to a Securities Purchase Agreement (the “Purchase Agreement”), the Company closed a Securities Purchase Agreement by which Alpha Capital Anstalt (“Alpha”) paid full consideration for the following securities:  (i) a Variable Rate Senior Secured Convertible Debenture in the total principal amount of $1,010,000, convertible into shares of the Company’s common stock at a price of $0.25 per share (the “Debenture”); and (ii) a Warrant to purchase a total of 3,030,000 shares of the Company’s common stock at an exercise price of $0.50 per share (the “Warrant”).  As of the date hereof, Alpha has not converted any portion of the Debenture or the Warrant into shares of the Company’s common stock.

Pursuant to the terms of the Debentures and Warrants, Alpha’s beneficial ownership of the shares underlying the Debentures and the Warrants may never exceed 9.99% of the Company’s outstanding shares.  Section 4(d) of the Debenture and Section 2(e) of the Warrant prohibit Alpha from converting any portion of the Debenture or exercise any portion of the Warrant if such conversions/exercises would cause its holdings to exceed 4.99% of the Company’s outstanding shares immediately thereafter (the “Beneficial Ownership Limitation”). The Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2013, indicates that 10,163,249 common shares were outstanding as of November 4, 2013.  Based on this figure, Alpha would presently be limited to holding approximately 530,000 shares of the Company’s common stock at any one time.

Under the terms of the Debenture and the Warrant, Alpha may increase or decrease the Beneficial Ownership Limitation upon no less than 61 days’ prior notice to the Company, provided that the Beneficial Ownership Limitation may in no event exceed 9.99% of the Company’s then-outstanding shares of common stock.  Except to the extent that the parties may modify, amend or waive the provisions of the Debenture and the

Warrant by written consent (see Section 5(l) of the Warrant), there is no provision in either document that provides for a waiver of the Beneficial Ownership Limitation.

As set forth in C&DI 612.09, the central question in determining whether the offer and sale of the registered securities is an indirect primary offering is whether Alpha may be deemed to be an underwriter selling on behalf of the Company.  As defined in Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”), an “underwriter” is any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking.

Ackerberg v. Johnson, 892 F.2d 1328 (1989), is a leading case construing the meaning of the term “underwriter.”  In Ackerberg, the Eighth Circuit Court of Appeals was faced with the question whether the appellant, Mr. Johnson, was an underwriter such that Section 4(1) of the Securities Act, which exempts from federal registration requirements “transactions by any person other than an issuer, underwriter or dealer,” would be unavailable for his resale of certain securities.  In setting the scope of its inquiry, the Court stated:

When considering whether Johnson is an underwriter, it is helpful to consider that the Section 4(1) exemption is meant to distinguish ‘between distribution of securities and trading in securities.’  L. Loss & J. Seligman, 2 Securities Regulation 627 (3d ed. 1989) (quoting H.R.Rep. No. 85, 73d Cong., 1st Sess. 15 (1933)).  See also Holschuh, 694 F.2d at 137-38 (the 1933 Act ‘was created to exempt routine trading transactions with respect to securities already issued and not to exempt distributions by issuers or acts of others who engage in steps necessary to such distributions’).

Although Section 4(1) is not material to the determination whether Alpha may be engaged in a distribution of the Company’s securities, and hence be an underwriter, the Ackerberg court’s distinction between “distributions” and “routine trading transactions” is certainly germane.  In this section of its opinion, the Court clearly distinguishes between “routine trading transactions,” in which case the selling security holder is deemed not to be an underwriter, and transactions which may be deemed to be de facto distributions by the issuer.

Pursuant to Section 3.2(b) of the Purchase Agreement, Alpha has represented to the Company that Alpha is acquiring the securities as principal for its own account and not with a view to or for distributing or reselling the securities and further, that it has no direct or indirect arrangement or understanding with any other person to distribute the securities.  Alpha further represents that it is acquiring the securities in the ordinary course of its business.  Alpha has invested in similar PIPE offerings of the Company’s predecessor, FAB Universal Corp. (formerly known as “Wizzard Software Corporation”), over a period of years going back to at least 2005.  Members of the Company’s current management have worked with Alpha on these transactions, which have involved convertible debt and warrants similar to the securities sold in the Company’s recent transaction with Alpha. The underlying common stock in these transactions has been registered on registration statements that were filed with the Securities and Exchange Commission (the “Commission”) and subsequently declared effective.  See, for example, Commission File Nos. 333-123715 and 333-139643.

The terms of the Company’s transaction with Alpha also suggest that Alpha has assumed the risk of an investment in the Company.  These risks include, for example, the risk of default on the Debenture and the risk that the conversion price of the Debenture and the exercise price of the Warrant will always exceed the market price of the Company’s common stock at the time of conversion/exercise.  In this regard, please note that the closing bid price of the Company’s common stock on November 29, 2013, was $0.14, while the conversion price of the Debenture is $0.25 per share and the exercise price of the Warrant is $0.50 per share. These conversion/exercise prices represent premiums to the current stock price of 179% and 357%, respectively.  The conversion price of the Debenture and the exercise price of the Warrant are fixed and not dependent on future market prices of our common stock, further exposing Alpha to market risk if  market price of our common stock does not recover from it current levels or, worse, declines to even lower levels.

Furthermore, although C&DI 612.09 states that the question of who receives the proceeds from the sale of the subject securities is not dispositive, the fact that Alpha, and not the Company, will receive the proceeds from any resales of the registered securities certainly helps to support the conclusion that Alpha is not participating in a de facto primary offering.

Based upon the foregoing, Alpha will not be an “underwriter” with respect to the resale of the securities pursuant to the registration statement.  Accordingly, the resales of the securities by Alpha pursuant to the resale registration statement should be deemed to be made “by or on behalf of a person or persons other than the registrant” within the meaning of Rule 415(a)(1)(i) of the Commission.

The Company acknowledges that:

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FUTURE HEALTHCARE OF

AMERICA, a Wyoming corporation

By /s/ John Busshaus

John Busshaus, Chief Financial

Officer